17672 Laurel Park Drive North, Suite 400E Livonia, Michigan 48152

September 26, 2012

Via EDGAR

Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower International, Inc. (the “Company”)

Registration Statement on Form S-3

Filed August 7, 2012

File No. 333-183117

Dear Mr. Dobbie:

We are submitting via EDGAR the following responses to the comment letter dated August 30, 2012 to Mr. James Gouin from the Staff of the Division of Corporation Finance regarding the above-referenced filing.

To assist your review, we have retyped the text of the Staff’s comments (in italics) above our responses.

General

1.	We note that you may not be eligible to conduct a primary offering under General Instruction I.B.1. to Form S-3. Please tell us whether you believe you are eligible to conduct a primary offering on Form S-3 pursuant to this instruction. To the extent you do not meet the public float requirement and intend to rely upon General Instruction I.B.6., please confirm that you will include the information that is required by Instruction 7 to General Instruction I.B.6 on your prospectus supplement cover pages.

Response:

The Company meets the requirements for eligibility to conduct a primary offering under General Instruction I.B.1. to Form S-3. Instruction I.B.1 provides that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant shall be computed by use of the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the filing. The Company filed its Registration Statement on Form S-3 on August 7, 2012. On June 8, 2012, the closing price of its Common Stock reported by the NYSE was $11.44. On August 7, 2012, the date of filing the Form S-3, the number of shares held by non-affiliates was 6,896,114. Accordingly, the aggregate market value of the Company’s voting common equity (the Company has no non-voting equity) held by non-affiliates was $78,891,544 as of the date that the Form S-3 was first filed, which exceeds the $75 million amount required by General Instruction I.B.1 to be eligible to conduct a primary offering.

Selling Stockholder, page 5

2.	It appears that the secondary offering may be an indirect primary offering. Please revise this section to state that the selling stockholder is an underwriter in this offering or explain why you believe this is not the case.

Response:

We respectfully disagree with the Staff’s observation that the proposed secondary offering may be an indirect primary offering. We believe that the transaction should be treated as a secondary offering on behalf of the selling stockholders for the reasons set forth below.

First, the issue of whether a purported secondary offering is really an indirect primary offering should not be present where the issuer is otherwise eligible to conduct an unlimited primary offering on Form S-3 or pursuant to Rule 415. See Compliance and Disclosure Interpretation (“CDI”) 612.09. This is because there is no limitation on such an issuer to make a direct primary offering similar to the proposed secondary offering. As explained in our response to Comment 1 above, the Company is eligible to conduct a primary offering under General Instruction I.B.1 to Form S-3. Accordingly, we would submit that the question raised by the Staff concerning whether the proposed secondary offering is an indirect primary offering should be resolved without further inquiry.

Nevertheless, we also considered the following factors identified in CDI 612.09 for purposes of determining whether a secondary offering is really being conducted on behalf of the issuer: (i) the length of time the selling stockholder has held its shares of common stock of the issuer, (ii) the circumstances surrounding the acquisition by the selling stockholder of its shares of common stock, (iii) the relationship between the selling stockholder and the issuer, (iv) whether the selling stockholder is in the business of underwriting securities, (v) the amount of shares being registered, and (vi) under all the circumstances, whether the selling stockholder appears to be acting as a conduit for the issuer.

The selling stockholder in the proposed secondary offering, Tower International Holdings, LLC (the “Selling Stockholder”), is managed and controlled by Cerberus Capital Management, L.P. (“Cerberus”), a leading private investment firm, with over $20 billion under management. Cerberus, through a predecessor to the Selling Stockholder, originally acquired its equity position in the Company in July 2007, when the predecessor was formed to purchase the assets of Tower Automotive, Inc., out of a Chapter 11 bankruptcy proceeding as approved by the Bankruptcy Court. In October 2010, the Company completed its initial public offering of Common Stock and began trading on the NYSE. Cerberus, through the Selling Stockholder, has held its equity position in the Company since the Company was formed in 2007, and has not sold any of the Common Stock either through the 2010 IPO or otherwise during this five year period. Cerberus has clearly held the Common Stock of the Company as a long-term investment.

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Moreover, at the time of the Company’s IPO in October 2010, the Company and the Selling Stockholder entered into a Registration Rights Agreement, filed as Exhibit 4.3 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-165200) (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company is contractually obligated, at the request of the Selling Stockholder, to file a registration statement under the Securities Act for the resale of all or part of the equity securities owned by the Selling Stockholder as may be determined by the Selling Stockholder. The Selling Stockholder has made such a request under the Registration Rights Agreement to register all of the shares of the Common Stock that it holds. The Company has only minimal customary issuer rights to limit the timing or amount of any such requested registration by the Selling Stockholder. The proposed secondary offering is in accordance with the Selling Stockholder’s long-standing ownership of the Company’s Common Stock and a long-standing contractual obligation of the Company to register such shares, and not as part of any plan by the Company to distribute shares of its Common Stock in a primary offering.

Further, we have been advised that the Selling Stockholder is not in the business of underwriting securities and acquired its interest in the Company for investment purposes and not with a view to public distribution. As noted above, Cerberus is a leading private investment firm, with over $20 billion under management invested in various strategic areas. Cerberus is in the business of investing in other businesses for investment purposes, including through various subsidiary entities, such as the Selling Stockholder. Cerberus (through the Selling Stockholder) has borne the full risk of loss from its ownership interests in the Company since it formed the predecessor to the Company in 2007.

Finally, with respect to the last consideration identified in CDI 612.09, it is clear that the Selling Stockholder is not acting as a conduit for the Company. The Selling Stockholder has held its equity position in the Company since the Company’s formation in 2007. This equity position was not acquired as a result of any subsequent issuances of Common Stock by the Company. In addition, the Company will not receive any of the proceeds from the proposed secondary offering. The proposed secondary offering by the Selling Stockholder is to provide flexibility for the possible monetizing of some or all of its equity position in the Company over time and not part of any plan to act as conduit for the Company to distribute its shares in a primary offering.

Exhibit 5.1

3.	Please have counsel remove the penultimate paragraph on page 2 of the opinion or explain why it is appropriate in the context of an equity offering.

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Response:

We confirm that counsel will remove the penultimate paragraph on page 2 of the opinion, when Amendment No. 1 to the Registration Statement is filed.

4.	Please confirm that counsel will file an unqualified opinion at each takedown.

Response:

We confirm that counsel will file an unqualified opinion at each takedown, as requested.

We acknowledge that:

•	Should the Commission or the Staff declare the registration statement effective, such declaration does not foreclose the Commission from taking any action with respect to the registration statement;

•	The Commission’s or Staff’s declaration of effectiveness does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me (248-675-6000) or our outside counsel, D. Richard McDonald (248-203-0859), if you have any questions or wish to discuss our responses to the Staff’s comment letter.

Very truly yours,

/s/James Gouin

Executive Vice President and Chief Financial Officer

cc:	Tonya K. Aldave

Nanette Dudek

D. Richard McDonald, Esq.

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